UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the Period Ended     May 2000                            File No.    0-30610
                    -------------------------------                  -----------

                              Softcare EC.com, Inc.
                              ---------------------
                              (Name of Registrant)

                 980 West 1st Street, Suite 107 North Vancouver,
                        British Columbia, CANADA V7P 3N4
                    ---------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F
                                                -----         -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No XXX
   -----  -----

                 INFORMATION CONTAINED IN THIS FORM 6-K REPORT


British Columbia Securities Commission
Quarterly Report  Form 61







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Softcare EC.com, Inc..
----------------------
(Registrant)

 May 25, 2000                        By: /s/ Martyn Armstrong
------------------                     -----------------------------------------
Date                                   Martyn Armstrong, President and Director

       British Columbia                          Q U A R T E R L Y   R E P O R T
       Securities Commission                                FORM 61


INSTRUCTIONS
This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules
(typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:
For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.
For the fourth fiscal year quarter (year end)
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below is to be provided when not included in Schedule A.
    1. For the current fiscal year-to-date:
       Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and
       development expenses, cost of sales or general and
       administrative expenses set out in Schedule A.  State the
       aggregate amount of expenditures made to parties not at arm's length from the issuer.
    2. For the quarter under review:
       (a)Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.,) and commission paid.
       (b)Summary of options granted, including date, number, name of optionee, exercise price and expiry date.
3.  As at the end of the quarter:
    (a)Particulars  of  authorized  capital  and  summary  of  shares issued and outstanding.
    (b)Summary  of  options,   warrants  and  convertible  securities
       outstanding,   including   number  or  amount,   exercise   or
       conversion price and expiry date.
    (c)Total number of shares in escrow or subject to a pooling agreement.
    (d)List of directors.

SCHEDULE C:  MANAGEMENT DISCUSSION
Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:
    Acquisition or abandonment of resource properties, acquisition of fixed assets, financing and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, or special resolutions passed by shareholders.
Specifically, the management discussion must include:
    (a)disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended use of proceeds: and
    (b)a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

--------------------------------------------------------------------------------
                                                                  DATE OF REPORT
ISSUER DETAILS                                     FOR QUARTER ENDED
NAME OF ISSUER                                                       Y   M   D
 SOFTCARE EC.COM INC.                                  00/02/29      00  04  26
     (formerly International Savannah Ventures Ltd.)
--------------------------------------------------------------------------------
ISSUER'S ADDRESS
                 107 - 980 West 1st Street
--------------------------------------------------------------------------------
CITYPROVINCE          POSTAL CODE       ISSUER FAX NO.     ISSUER TELEPHONE NO.
  NORTH VANCOUVER     BC  V7P 3N4       604-983-8056       604-983-8083
--------------------------------------------------------------------------------
CONTACT PERSON        CONTACT'S POSITION                   CONTACT TELEPHONE NO.
  GEORGIA ALLISON     DIRECTOR OF FINANCE                  604-983-8083
--------------------------------------------------------------------------------

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------
          DIRECTOR'S SIGNATURE            PRINT FULL NAME        DATE SIGNED
                                                                 Y   M   D
          /s/MARTYN ARMSTRONG             MARTYN ARMSTRONG       00  04  26
--------------------------------------------------------------------------------
          DIRECTOR'S SIGNATURE            PRINT FULL NAME        DATE SIGNED
                                                                 Y   M   D
          /s/WAYNE ZIELKE                 WAYNE ZIELKE           00  04  26
--------------------------------------------------------------------------------
FIN 2061 Rev. 95 / 11/ 23

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 61
February 29, 2000
--------------------------------------------------------------------------------
SCHEDULE A:  FINANCIAL INFORMATION

See attached consolidated financial statements for the nine months ended February 29, 2000. The consolidated financial statements include supplementary financial information on the results of operations of SoftCare EC.com Inc. (formerly International Savannah Ventures Ltd.) for the period from April 1, 1999 to June 18, 1999.

SCHEDULE  B:  SUPPLEMENTARY INFORMATION

1. See attached consolidated financial statements for the nine months ended February 29, 2000.

     Selling expenses include:

     Trade show expenses                                    $    44,116
     Advertising and promotion                                   46,430
                                                            -----------
                                                            $    90,546

     General and administrative expenses include:

     Professional fees                                      $   368,124
     Corporate advisory fees                                     85,000
     Public relations fees                                       40,005
     Commissions                                                115,850
     Interest and finance costs                                  26,452
     Premises and equipment lease                               105,795
     Travel                                                     101,312
     Bad debt expense                                            35,480
     Utilities, insurance, supplies, freight out                204,656
                                                            -----------
                                                            $ 1,082,674

     The aggregate amount of expenditures included in general and administrative expenses which were paid to parties not at arm's length was $433,971.

2.   a)  Summary of securities issued for the quarter under review:

     o During the quarter, 591,600 common shares were issued as a result of the exercise of 591,600 Share Purchase Warrants. Each share was issued for $2.50. Total cash proceeds to the Company was $1,479,000.

     o During the quarter 14,000 common shares were issued as a result of the exercise of Agent's Warrants. On January 26, 2000, 3,600 shares were issued, on February 3, 2000, 9,500 shares were issued, and on February 17, 2000, 900 shares were issued, each for cash proceeds of $1.50 per share. Total cash proceeds to the Company was $21,000.

     o On February 15, 2000, 10,000 common shares were issued on the exercise of 10,000 stock options held by a consultant to the Company. The options were exercised at a price of $1.50 per common share. Total cash proceeds to the Company was $15,000.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 61
February 29, 2000
--------------------------------------------------------------------------------

     b)  Summary of options granted for the quarter under review:

     o On February 1, 2000, 100,000 stock options were granted to Randall Pierson. Each option is exercisable for one common share for $3.90 cash. The options expire February 1, 2005.


 3. a) Particulars of the authorized capital and summary of shares issued and outstanding:

         See Note 2, Note 3 and Note 4 of the attached consolidated financial statements.


     b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

         See Note 2, Note 3 and Note 4 of the attached consolidated financial statements.

c)       Total number of shares in escrow or subject to a pooling agreement:

         As at February 29, 2000, 8,777,558 common shares of the Company issued and outstanding are subject to a pooling agreement.

d)       List of directors:

         Martyn Armstrong
         Wayne Zielke
         Gregg Sedun
         Randall Pierson


SCHEDULE C:  MANAGEMENT DISCUSSION

On April 15, 1999, the Company entered into a formal share purchase agreement (the "Agreement") to acquire all of the issued and outstanding shares of SoftCare Electronic Commerce Inc. ("SoftCare") Under the Agreement, the Company has issued, upon the exercise of special warrants (the "Special Warrants"), 10,000,000 common shares to the existing SoftCare shareholders. An additional 1,000,000 common shares have been issued by the Company and held in trust for certain key employees of SoftCare. These shares will only be released to those employees upon the achievement of certain performance goals based on future revenues. The 10,000,000 common shares issued to SoftCare shareholders upon the exercise of the Special Warrants are subject to certain voluntary pooling arrangements such that approximately 9,000,000 common shares issued to certain principal shareholders of SoftCare will be released over a period of 3 years and the balance of approximately 1,000,000 common shares will be released over a period of 2 years. During the quarter ending February 29, 2000, 1,222,442 common shares were released to become free trading shares of the Company. On June 10, 1999, the company registered and changed its name from International Savannah Ventures Ltd. to SoftCare EC.com Inc. At the close of business, June 18, 1999, the Agreement was completed.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 61
February 29, 2000
--------------------------------------------------------------------------------

SoftCare is a Vancouver-based technology company with 10 years of operations that specializes in electronic commerce software enabling businesses to execute electronic transactions with suppliers, vendors and customers through the Internet. One of SoftCare's products, TradeLink, replaces paper-based purchase orders and other standard business forms with a computerized system that interfaces directly with a vendor's or supplier's computer system. More recently, SoftCare has developed OpenEC, an open architecture e-commerce software product based on an EDI foundation. OpenEC is intended to provide smaller trading partners, who may not have a formal EDI structure in place, to complete EDI-like transactions on the internet.

The Company appointed Canaccord Capital Corporation to act as its agent in a $3,000,000 brokered private placement which completed concurrently with the Acquisition. The private placement consisted of 2,000,000 private placement special warrants (the "Private Placement Special Warrants") at a price of $1.50 each. On October 21, 1999, each Private Placement Special Warrant was converted, for no additional consideration, into one unit consisting of one common share and one Share Purchase Warrant. Each warrant entitles the holder to purchase an additional share, at a price of $2.50, for a period of one year from the date the private placement completes. During the quarter ended February 29, 2000, 591,600 Share Purchase Warrants were exercised for proceeds to the Company of $1,479,000. The terms also provide for an ability of the Company to cause the share purchase warrants to be exercised prior to expiry should the shares trade at a certain price for an agreed-to period of time. For acting as agent in the private placement, Canaccord received a cash commission equal to 6% of the gross proceeds raised plus that number of agent's special warrants (the "Agent's Special Warrants") equal to 10% of the number of Private Placement Special Warrants sold. Canaccord also received a sponsorship fee of $15,000 and a corporate finance fee of 10,000 Agent's Special Warrants. On October 21, 199, each Agent's Special Warrant was converted, for no additional consideration, into an Agent's Warrant entitling Canaccord to purchase one common share at $1.50 for a period of one year from closing. During the quarter ended February 29, 2000, 14,000 Agent's Warrants were exercised. Fifty percent of the securities to be issued pursuant to any exercise of Canaccord's share purchase warrants will be subject to resale restrictions which expire three months from the date the Underlying Shares become tradable free from hold periods. The proceeds of the private placement will be used by the Company to assist in the implementation of SoftCare's business plan.

Subsequent to February 29, 2000, between March 1, 2000 and April 26, 2000, 205,400 common shares were issued on the exercise of 205,400 Share Purchase Warrants at a price of $2.50 per common share. During the same period, 12,200 common shares were issued on the exercise of 12,200 Agent's Warrants at a price of $1.50 per Common Share.

On March 30, 2000, the Company announced the closing of a Special Warrant financing. Canaccord Capital Corporation, Haywood Securities Inc., and Research Capital Corporation acted as its agents in a $5,606,250 brokered private placement. The private placement consists of 1,459,000 special warrants at a price of $3.75 per Special Warrant. Each Special Warrant was immediately exercised, for no additional consideration, into a unit consisting of a share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at a price of $4.25 per share. In consideration for the services to be provided by the Agents, the Company has agreed to pay the Agents a cash commission of 8% of the gross proceeds of the sale of the Special Warrants plus Agents' Warrants equal to 10% of the number of Special Warrants sold. Each Agent's Warrant is exercisable for one common share for $3.75 per share. The Company has the further potential to raise capital of $3.74 million through the exercise of the underlying share purchase warrants and the exercise of the agent's warrants.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 61
February 29, 2000
--------------------------------------------------------------------------------

On April 13, 2000 the Company completed an agreement to acquire a 100% interest in Financial Management Group LLC (a Nevada LLC), a company which provides software solutions to the credit counseling industry in the United States. To facilitate this transaction, the Company immediately issued 100,000 common shares of the Company. The shares will be placed in trust pursuant to a voluntary pooling agreement and will not be released to the vendor for a period of two years. The vendor will also received an additional 95,000 Common shares of the Company, subject to the same pooling agreement, upon the successful development and completion of a new asset called the OpenEC Credit Counselling Portal ("OCC Portal"). If the new OCC Portal achieves recurring revenue of US$300,000 per month, an additional 55,000 Common shares of the Company will be issued to the vendor. If the new OCC Portal achieves recurring revenue of US$1,000,000 per month, a further 50,000 Common shares of the Company will be issued to the vendor. The shares to be issued based on revenue targets are not subject to any pooling agreement.

During the first quarter, Robert Thast, Gregg Sedun and Chris Cooper resigned as directors of the company. New directors appointed were Martyn Armstrong, Wayne Zielke and Greg Sedun. During the third quarter, Randall Pierson was appointed director.


Results of Operations
---------------------

The consolidated results of operations for the nine months ended February 29, 2000 and February 28, 1999 include the operations of Softcare EC.com Inc. (the Company), SoftCare Electronic Commerce Inc., SCEC Holdings Ltd., SCC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc.

Revenue

Revenue decreased approximately 26.7% for the nine months ended February 29, 1999 from the corresponding period a year ago. The decrease in the period revenue was due to a reduced sales staff during the second and third quarters. The Company anticipates that revenue in future periods will continue to increase as the OPEN E|C business continues to grow.

Expenses

Salaries and Wages

Salaries and wages increased 51.6% from the corresponding period a year ago. This increase is due to the Company increasing its development efforts to complete the initial OPEN E|C product set. This magnitude of increase is consistent with a software company moving into new markets. Salaries and wages are expected to grow in future periods as the OPEN E|C business continues to grow.


The Company believes that, in keeping with other software companies, it will be under pressure to increase wage rates in order to retain qualified staff, particularly through the year 2000. The Company anticipates that pressure on wage rates may be reduced on the completion of Year 2000 testing by the software industry, and skilled staff become more readily available.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 61
February 29, 2000
--------------------------------------------------------------------------------

Other Compensation

Prior to and in anticipation of the reverse take-over transaction, options to acquire 246,946 common shares of SoftCare Electronic Commerce Inc. valued at $1,280,000 were granted to employees. These options were exercised on the reverse take-over for cash proceeds of $247. The excess value of common shares over cash received was partly recorded as compensation expense in the previous fiscal year for service received in that year. The balance of $861,533 has been recorded in the nine months ended February 29, 2000.

Selling Expenses

Selling expenses declined 45.1% from the corresponding period a year ago. This decrease is due primarily to the Company reducing its sales efforts for its older TRADELINK EDI product sets while completing the development of its initial OPEN E|C product set.

General and Administrative Expenses

General and administrative expenses increased by 73.1% from the corresponding period a year ago. This increase is primarily due to the cost of professional fees required to complete the Reverse Takeover transaction completed in June 1999. It is anticipated that the rate of increase of general and administrative expenses will remain at higher levels than those of periods prior to the reverse takeover due to the additional costs of maintaining a public company. During the quarter, professional fees associated with the Company's filing of the 20F with the United States Securities Exchange Commission also resulted in higher costs over the previous year.

Other non-professional fee expenses are also anticipated to increase as the business continues to expand.


Amortization

Amortization decreased by approximately 5.3 % from the corresponding period a year ago. The small decrease is due certain assets reaching full amortization during the period.

Research and Development

The Company is committed to continued development and improvement of its products. Expenditures are primarily comprised of wages and are not capitalized but are expensed in accordance with generally accepted accounting principals currently prevalent in the software industry. The Company's products are under constant review and the Company expects that development expenditures will continue to increase in future periods.

Interest Income

Interest income is anticipated to rise in the future year as the Company earns interest income on its cash and short term investment balances arising from the issuance of new share capital in June 1999 and March 2000.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 61
February 29, 2000
--------------------------------------------------------------------------------
Liquidity and Capital Resources

As of February 29, 2000, the Company had approximately $1,272,862 of cash and $1.5 million in short term investments. The Company utilizes a revolving credit facility of $150,000. At February 29, 2000, the Company had no liability with respect to this credit facility. The Company's working capital was approximately $2.7 million at February 29, 2000. This is compared to working capital of approximately $0.3 million at February 29, 1999.

The Company has the further potential to raise capital of approximately $5.52 million through the future exercise of special warrants, directors stock options and agents warrants outstanding at February 29, 2000. However, there is no assurance that the anticipated future warrant financing will be continue to be successful or that directors or agents will exercise their options or that funds will be available from the company's subsidiaries to meet future capital and operating requirements.

Payments, on long term debt, capital leases and Redeemable Class A preference shares, are expected to be met from the funds generated from operations.

Year 2000 Compliance

 The Year 2000 issue is the result of computer programs being written using two digits rather that four to define the applicable year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use the date 1999 to represent something other than a date. The Company has made all reasonable efforts to ensure the Company is not vulnerable to problems related to the Year 2000 Issue. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers or other third parties have been fully resolved.


Investor Relations Activity

The Company's investor relations activities during the quarter consisted of responding to shareholder inquiries, and mailing out news releases and financial statements. Investor relations activities were carried out by Clive Massey. The Company also entered into a contract with The Equicom Group Inc. during the third quarter to procure its services in investor relations.

As part of the Company's business plan for expansion into the United States, it filed a Form 20-F with the United States Securities Exchange Commission on March 9, 2000. The acceptance of the Form 20F by the Exchange will enable securities dealers in the United States to trade in the Company's shares.